LISBOA LEISURE, INC.
                                H 16/B, Adsulim,
                           Benaulim, Goa, India 403716
                        Telephone: (011) 91989-055-77-27
--------------------------------------------------------------------------------

January 12, 2012

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

ATTENTION: SUSAN BLOCK

Dear Ms. DeLong:

RE: REGISTRATION STATEMENT ON FORM S-1 - SEC FILE #333-168337

We are in receipt of your letter dated October 25, 2011 concerning comments you have regarding our registration statement on Form S-1 that we filed on September 28, 2011. We provide the following responses to your concerns:

General

1. PLEASE REVISE YOUR FILING TO INCLUDE PAGE NUMBERS.

Our amended registration statement includes page numbers.

2. WE NOTE THAT ACCORDING TO THE NEVADA SECRETARY OF STATE, YOUR CORPORATE CHARTER HAS BEEN REVOKED. PLEASE EITHER REINSTATE YOUR CORPORATE CHARTER OR REVISE YOUR FILING TO DISCLOSE THAT YOUR CHARTER HAS BEEN REVOKED. PLEASE ALSO PROVIDE US WITH AN ANALYSIS AS TO THE SECURITIES LAW IMPLICATIONS OF OFFERING STOCK IN A COMPANY THAT IS CURRENTLY NOT A VALID CORPORATION UNDER STATE LAW. PLEASE SPECIFICALLY ADDRESS THE ABILITY OF COUNSEL TO OPINE THAT THE SHARES ARE VALIDLY ISSUED.

We are in the process of reinstating our corporate charter. We have not solicited any sales of our common stock since our revocation and do not intend to do so until such time as our reinstatement is complete and our registration statement is declared effective.

3. THE FINANCIAL STATEMENTS SHOULD BE UPDATED, AS NECESSARY, TO COMPLY WITH RULE 3-12 OF REGULATION S-X AT THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

Our amended registration statement includes updated unaudited financial statements for the interim period ending August 31, 2011.

4. PROVIDE A CURRENTLY DATED CONSENT FROM THE INDEPENDENT PUBLIC ACCOUNTANT IN THE AMENDMENT.

We have filed a currently dated consent from the independent public accountant as an exhibit to our amended registration statement.

COVER PAGE

5. PLEASE DELETE THE LAST SENTENCE OF THE FIRST PARAGRAPH THAT SAYS THERE ARE NO SECURITIES BEING SOLD BY EXISTING SECURITY HOLDER, AS THE SENTENCE IS NOT NEEDED.

We have deleted the noted sentence.

6. YOU INDICATE THAT THERE IS A MINIMUM OFFERING OF LISBOA SHARES ON THE COVER PAGE. PLEASE REVISE TO CLARIFY, AS YOU INDICATE ELSEWHERE, THAT IF ALL OF THE OFFERED SHARES ARE NOT SOLD, THEN THE FUNDS WILL BE RETURNED OR REVISE TO QUANTIFY THE MINIMUM OFFERING AMOUNT.

We have revised our disclosure to clarify that there is no minimum offering pursuant to our registration statement and that if all of the offered shares are not sold within the time frame for the offering, then funds will be returned, without interest or deduction, to each subscriber.

7. PLEASE INDICATE ON THE COVER PAGE THAT THERE ARE NO ARRANGEMENTS TO PLACE THE FUNDS IN AN ESCROW OR SIMILAR ACCOUNT. PLEASE DESCRIBE THE POTENTIAL EFFECTS ON INVESTORS THAT THE FUNDS WILL BE PLACED IN A STANDARD CHECKING ACCOUNT VERSUS AN ESCROW OR SIMILAR ACCOUNT. REFER TO ITEM 501(B)(8)(III) OF REGULATION S-K.

We have revised our disclosure to indicate that there are no arrangements to place the funds in an escrow account with a third party escrow agent due to the costs involved. As a result, investors in the offering must rely on management to deal with the subscription funds appropriately and in accordance with the representations made in this registration statement. As well, it is possible that creditors could attach these funds during the offering process.

SUMMARY

8. WE NOTE YOUR STATEMENT HERE AND THROUGHOUT THE FILING THAT YOU WILL APPLY FOR A PERMIT PRIOR TO OCTOBER 1, 2011 AND BEGIN SALES IN NOVEMBER 2011. PLEASE REVISE TO UPDATE THIS SECTION, AND THE REMAINDER OF YOUR FILING, TO INDICATE WHETHER YOU HAVE SUCCESSFULLY APPLIED AND RECEIVED A PERMIT SUCH THAT YOU WILL BE ABLE TO OPERATE THE BEACH SHACK IN NOVEMBER 2011. ALTERNATIVELY, CLARIFY, IF TRUE, THAT YOU INTEND TO APPLY BEFORE OCTOBER 1, 2012 AND WILL HAVE MINIMAL OPERATIONS UNTIL THEN.

We have disclosed that we applied for a permit to operate a beach shack in 2011, but were unsuccessful in obtaining one. As a result, until the 2012 permit application process commences, we will continue to participate in the operation of the Colva Beach restaurant in Colva, Goa and pursue the potential acquisition of additional interests in other establishments in the region, of which there is no guarantee. Otherwise, we will have minimal business operations.

RISK FACTORS

GENERAL

9. PLEASE REVISE TO PROVIDE A SEPARATE RISK FACTOR DISCLOSING THAT YOUR ENTIRE BUSINESS PLAN IS BASED ON OBTAINING A PERMIT THAT IS GRANTED ON A LOTTERY BASIS AND THAT YOU MUST REAPPLY EACH YEAR. PLEASE CLARIFY THAT 90% OF THESE PERMITS ARE GRANTED TO APPLICANTS WITH PRIOR BEACH SHACK EXPERIENCE AND THAT YOU ARE AN APPLICANT WITH NO PRIOR EXPERIENCE. PLEASE SPECIFY THAT ONLY FOUR TOTAL PERMITS ARE GRANTED IN THE VELLUDO BEACH AREA.

We have added the following risk factor:

"WE MUST OBTAIN A PERMIT PRIOR TO OPERATING AN EATING ESTABLISHMENT IN GOA. BECAUSE A LIMITED AMOUNT OF PERMITS ARE ISSUED ON A LOTTERY BASIS, WE MAY NOT RECEIVE EVER RECEIVE A PERMIT AND OUR BUSINESS WILL FAIL. In order to operate an eating establishment in Goa, we must first obtain a permit from the regional Department of Tourism. These are granted on a lottery basis and are only valid for one year. Thus even if we were successful in obtaining a permit, in each successive year, we would have to reapply for a permit and participate in a similar lottery process in order to continue operations. As a result, our ability to obtain a permit in the initial and successive years of operation is in doubt. In the area that we wish to operate, the Velludo beach area, only four permits are granted each year."

Note that while approximately 90% of permits are granted to applicants with prior beach shack operation experience, we are now considered an applicant with experience because we participated in the operation of the Colva Beach establishment in the 2010-2011 tourist season.

10. WE NOTE THAT YOU INTEND TO OPERATE AS A HOLDING COMPANY FOR AN INDIAN OPERATING SUBSIDIARY. PLEASE REVISE TO INCLUDE A RISK FACTOR, IF APPLICABLE, TO DISCUSS ANY LIMITATIONS ON FOREIGN OWNERSHIP OF INDIAN OPERATING COMPANIES AND ANY RISKS ATTENDANT TO REMITTING OPERATING FUNDS OUT OF INDIA AND INTO THE U.S. PARENT COMPANY.

We have added the following risk factor:

"ANY CHANGES IN INDIAN LAWS RELATING TO FOREIGN OWNERSHIP RESTRICTIONS OR REMITTING FUNDS OUT OF THE COMPANY COULD ADVERSELY IMPACT OUR ABILITY TO PAY DIVIDENDS IN THE FUTURE.

While India does not currently have any foreign ownership restrictions on companies that operate in the food services industry through Indian corporate subsidiaries or restrictions on remitting operating funds out of India, changes in regulations in the future could adversely impact our business. In such circumstances, we may not be able to remit funds to our U.S. parent company, which may impede our ability to pay dividends to our shareholders."

11. PLEASE INCLUDE A RISK FACTOR TO DISCUSS THAT THE PROCEEDS OF THE OFFERING WILL BE HELD IN A STANDARD CHECKING ACCOUNT UNTIL THE OFFERING CLOSES OR THE MINIMUM NUMBER OF SHARES ARE PURCHASED, AND THAT DURING THIS TIME CREDITORS OF THE COMPANY COULD ATTACH THESE FUNDS.

We have added the following risk factor:

"BECAUSE THE PROCEEDS OF OUR OFFERING WILL BE HELD IN A STANDARD CORPORATE CHECKING ACCOUNT RATHER THAN AN ESCROW ACCOUNT, UNTIL THE OFFERING CLOSES, IT IS POSSIBLE THAT CREDITORS OF THE COMPANY COULD ATTACH THESE FUNDS AND WE MAY NOT BE ABLE TO RETURN YOUR FUNDS IF THE OFFERING IS NOT COMPLETED.

We intend to open a separate, standard bank checking account to be used exclusively for the deposit of funds we receive from the sale of shares in the offering. Our management will have sole control over the withdrawal of funds from this account. We have not made arrangements to place the funds in an escrow account with a third party escrow agent due to the costs involved. As a result, investors are subject to the risk that creditors could attach these funds during the offering process."

12. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT EIGHT AND REISSUE IN PART. PLEASE DISCLOSE, IF MATERIAL, HOW THE CURRENT STATE OF THE ECONOMY HAS AFFECTED THE TOURISM INDUSTRY IN GOA AND HOW ECONOMIC CONDITIONS MAY AFFECT YOUR ABILITY TO MAKE A PROFIT IN THE FUTURE.

While the global economy has undergone a period of slow or negative growth, the Indian economy is still expanding and has continued to achieve GDP growth of approximately 8% during this time. Because the tourism industry in Goa depends substantially on visitors within India, business has actually expanded in the area during the past several years.

USE OF PROCEEDS

13. PLEASE REVISE TO CLARIFY, AS CONSISTENT WITH DISCLOSURE ELSEWHERE, THAT THE NET PROCEEDS ARE $32,000 AND THEN LIST THE ESTIMATED OFFERING EXPENSES AS ONE OF THE USES OF PROCEEDS. SIMILARLY REVISE IN THE PLAN OF OPERATIONS SECTION.

We have revised our disclosure in this section and the "Plan of Operations" section to clarify that our net proceeds from the offering, if completed, will be $32,000 and to include our estimated offering expenses as a use of the proceeds.

DESCRIPTION OF BUSINESS

14. WE NOTE YOUR DISCLOSURE THAT YOU HAVE ACQUIRED A 10% INTEREST IN THE SEAVIEW BEACH SHACK AND THAT YOU INTEND TO OPERATE MORE BEACH SHACKS. IN THIS REGARD, PLEASE PROVIDE A DETAILED LEGAL ANALYSIS AS TO WHY YOU BELIEVE THAT YOU ARE NOT AN INVESTMENT COMPANY AS DEFINED IN THE INVESTMENT COMPANY ACT OF 1940. PLEASE SPECIFICALLY DISCUSS THE APPLICABILITY OF ANY RELEVANT EXEMPTIONS UNDER SECTION 3 OF THE ACT. IN YOUR RESPONSE, PLEASE EXPLAIN TO US WHETHER YOUR FUTURE PLANS FOR OPERATING BEACH SHACKS ARE FOR PARTIAL OR WHOLE OWNERSHIP OF THE SHACKS. WE MAY HAVE FURTHER COMMENT WHEN WE REVIEW YOUR RESPONSE.

Section 3(1)(i) of the Investment Company Act of 1940 defines an investment company as an issuer that is, or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities. In contrast, we are engaged primarily in the actual operation of a beach shack and it is not merely an investment asset. Our sole director and officer is directly involved in the operation of the company. As well, our business plan is to operate more beach shacks under whole ownership.

BEACH SHACK APPLICATION AND LICENSE

15. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 20 AND REISSUE IN PART. WE ALSO NOTE THAT ACCORDING TO YOUR RISK FACTORS SECTION, MEETING WITH GOVERNMENT OFFICIALS IS AN IMPORTANT STEP IN THE PERMIT OBTAINMENT PROCESS. PLEASE DISCLOSE WHETHER YOU HAVE MET WITH ANY GOVERNMENT OFFICIALS IN ORDER TO SECURE PERMISSION FOR THE OPERATION OF THE BEACH SHACK AND IF HAVE NOT DONE SO, PLEASE STATE THIS.

We have disclosed in this section that it is typical for companies that intend to apply for a license to meet with a government representative from the Department of Tourism in order to make the company known to the Department and to express its intent to apply for a license. Our president, Maria Fernandes, has met with the Department in order to discuss the company's intent to file an application for a license and to express that we have gained experience participation in the operation of a beach shack at Colva Beach.

MANAGEMENT

16. WE NOTE DISCLOSURE ELSEWHERE IN YOUR FILING THAT MS. FERNANDES WILL PARTICIPATE IN THE MANAGEMENT OF THE SEAVIEW BEACH SHACK. PLEASE DISCLOSE HER POSITION AT THE SEAVIEW BEACH SHACK. Ms. Fernandes has acted as a part-time manager trainee at the Seaview Beach Shack.

SUBSCRIPTION AGREEMENT, EXHIBIT 99.1

17. PLEASE SUBSTANTIALLY REVISE THIS AGREEMENT SO THAT IT IS APPROPRIATE FOR A REGISTERED OFFERING OF SECURITIES, AS OPPOSED TO AN EXEMPT OFFERING PURSUANT TO REGULATION S. WE NOTE, FOR EXAMPLE, PHRASES SUCH AS "PRIVATE PLACEMENT" AND "FOR COMPLETION BY NON-UNITED STATES RESIDENTS," AND SECTION J AND 5 OF THE AGREEMENT. ALTERNATIVELY, ADVISE.

We have filed a new form of subscription agreement that is appropriate for a registered offering of securities.

18. PLEASE DELETE SECTIONS C, D, H, AND K OF THE AGREEMENT, AS THEY ARE INAPPROPRIATE FOR A PUBLIC OFFERING OF SECURITIES.

The new agreement does not contain sections similar to those that you requested be removed from the originally filed subscription agreement.

19. PLEASE REVISE SECTION 3.A. OF THE FILING TO INDICATE THAT YOU ARE NOT INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE OR ADVISE.

The new agreement indicates that we were incorporated in Nevada. .

Yours truly,

LISBOA LEISURE, INC.


/s/ Maria Fernandes
------------------------------
Maria Fernandes
President